EXHIBIT 99.1

GLG Life Tech Corporation Announces New Stevia Formulation Company - AN0C Stevia Solutions

VANCOUVER, B.C., July 26, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces the creation of a new subsidiary, AN0C Stevia Solutions Company Limited to focus on providing naturally sweetened zero and reduced calorie food and beverage formulations to customers outside mainland China.

Since the launch of our initial consumer products, AN0C has received an increasing number of interest and requests from both our international customers and potential customers to provide them both stevia technical help or actual food and beverage formulations to develop zero or low calorie naturally sweetened food and beverage products. We have decided to set-up this new business in order capitalize on this international business opportunity.

The new company will be headed by Mr. James Chen who brings over 30 years of consumer beverage and food formulation experience and is responsible for developing many leading food and beverage products in Asian markets including China and Japan. Mr. Chen has held senior positions with President Enterprises Corporation as well as serving as a leading formulation consultant to many food and beverage companies in Asia. The VP of Technology will be Mr. Kevin Li who has been working as GLG's VP of Technology and Chief Engineer. Mr. Li has over 10 years experience in the stevia industry and has been involved in many of the GLG China patents developed in the last three years. A key contribution to the IP and know-how of this new subsidiary is the over 500 beverage formulations and over 1,000 food formulations developed by our partner CHAFC which all are sweetened by GLG's stevia and formulated with only natural flavors and colors.

All solutions and formulations provided to our customers will be natural based - natural sweeteners, natural flavours and natural colours. AN0C and AN0C Stevia Solutions will only provide all natural formulae including sweeteners, flavors and colors in zero or low calorie beverage and food products.  AN0C Stevia Solutions customer mandate is to focus on customer opportunities internationally and AN0C Anhui will focus on opportunities in Greater China, Mainland Taiwan and Hong Kong. AN0C Stevia Solutions is already working on customer opportunities in the Middle East and India, and expects soon to be working on customer opportunities in other parts of the world with GLG's existing stevia distributors or through direct customer inquiries.

Mr. Kevin Li, VP Technology for AN0C Stevia Solutions stated, "The use of stevia in beverage and food applications is not easy because of the more than 10 steviol glycosides that exist in stevia extract which is different than sugar or artificial sweetener that usually has only one single component. Rebaudioside A (RA) and Stevioside (STV) are the two steviol glycosides that taste closest to sugar whereas Rebaudioside B (RB) and Rebaudioside D (RD) are the main causes of after-taste. To get the taste as close to sugar as possible, it is necessary to get the RA and STV as pure as possible and to remove as much of the RB and RD as possible to trace amounts. If RD and RB levels are not controlled to trace levels within a limited range, they will not only affect the taste but also it will affect the consistency of the extract from one production batch to the next. Through GLG's extraction technologies, we are able to reduce RD and RB to a limited range that provide for consistency of our stevia extracts to ensure a consistent taste is produced for food and beverage producers one batch to the next. We have also found that the combination of high purity of RA and STV work better than either high purity of RA or high purity of STV on their own do in most of our beverage and food formulas. As a result of this finding, we created BlendSureTM and it is the main stevia extract that AN0C is working with today in its beverage and food applications. BlendSureTM has followed the GRAS process and we recently received a letter of no objection from the FDA."

Mr. James Chen, President AN0C Stevia Solutions stated, "AN0C Stevia Solutions will provide stevia formulation solutions for different beverage and food applications to small, medium and large size customers. We see this as a real opportunity since most beverage and food companies do not have a deep knowledge of stevia technology to make it work easily.  In order to replace sugar or artificial sweeteners with stevia in different beverage and food applications, we need to use different types of BlendSureTM with natural flavors in different combinations to develop the best taste. Stevia is a high intensity sweetener and its density is light and can be difficult to apply in beverage and food production. We have seen similar problems also occur for reduced sugar volume in food applications. We have addressed all of these problems or challenges and can now provide our customers with the best solutions for zero or low calorie naturally sweetened food and beverage products."

Dr. Luke Zhang, Chairman and CEO of both GLG Life Tech Corporation and AN0C stated, "I am proud to lead GLG's and AN0C's vertically integrated team that starts from our patented seeds through to our BlendSureTM, the new form of stevia extract, and finally to the AN0C Stevia Solutions. In my over 11 years working experience on stevia, it is very important to build the vertically integrated business and team to cover agriculture, industrial processing and formulation for this new sweetener. Now we are able to provide stevia products from seeds, leaf, extracts, beverage and food products to application solutions to both of our industrial customers and to AN0C's consumer products.  Mr. Chen has worked in beverage and food formulation for over 30 years and is the right leader for our new company – AN0C Stevia Solutions. Mr. Li is the Chief Engineer and VP of Technology in GLG and has developed many know how technologies and patents including BlendSureTM, RA, STV, RB and RD and he makes the perfect partner for Mr. Chen as there is a great deal of synergy between their two areas of expertise. I have full confidence in these two world-class experts and that they will lead their teams from industrial processing to application solutions working together to satisfy any need from our customers."

The new company will be a 100% owned subsidiary of AN0C Hong Kong and will also be incorporated in Hong Kong. Under the shareholder's agreement GLG will have the right to appoint two directors and China Agriculture and Healthy Foods Company (CAHFC) will have the right to appoint one director.

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C

AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements:This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com